Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on February 24, 2025.

3.	News Release:

On February 24, 2025, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On February 24, 2025, the Company entered into an amendment agreement with the Bank of Montreal and the National Bank of Canada to amend and upsize its existing revolving credit facility (the “Facility”) and extend the maturity date.

5.	Full Description of Material Change:

On February 24, 2025, the Company entered into an amendment agreement with the Bank of Montreal and the National Bank of Canada to amend and upsize the Facility, that includes the Accordion.

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and will bear a reduced interest rate based on SOFR plus a margin of 3.00%, reflecting a 100 basis points interest rate reduction. The Facility now consists of a US$30 million secured revolving credit line of which US$25 million is drawn, with an accordion feature allowing for up to an additional US$45 million in availability, for a total maximum US$75 million. The maturity date of the Facility has been extended from March 31, 2027, to March 31, 2028. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

February 24, 2025.